Exhibit 17.1

LETTER OF RESIGNATION

April 26, 2016

To the Board of Directors of Trovagene, Inc.:

As you all know, I disagree with the Board’s decision to terminate my employment, as well as that of Steve Zaniboni.  As a result, I will be taking legal action against Trovagene.

Notwithstanding my termination, I was hopeful that Trovagene would elevate Matt Posard to CEO and that as a director I might be able to be of use to Matt and Trovagene during his transition period.  When the majority of directors elected not to appoint Matt CEO, I was of course disappointed.  In light of the Board’s failure to run a thorough external search process, hastily appoint Bill Welch as CEO this past weekend (over my and another Board member’s objections), as well as Tom denying me the opportunity to meet with Mr. Welch as the prospective CEO, it has become clear to me that my disagreement with a majority of the Board as to the direction of Trovagene is such that I can no longer serve a useful role as a director.

As a result, effective immediately, I hereby resign as a member of the Board of Directors of Trovagene.  Similarly, as applicable, I tender my resignation, effective immediately, as an officer or director of any of Trovagene’s affiliates, parents, and subsidiaries.  In that regard, please let know if it is necessary for me to execute any documents or other forms necessary to effectuate my resignation as a matter of local, state or federal law.

Yours Truly,

/s/ Antonius Schuh

Antonius Schuh